Exhibit (a)(1)(F)

Investor/Media Contact:
Robert J. Cierzan, Vice President, Finance
Sylvia J. Castle, Investor Relations
(858) 513-1801

FOR IMMEDIATE RELEASE

ALDILA ANNOUNCES COMMENCEMENT OF TENDER OFFER

Poway, CA, August 20, 2007 – Aldila, Inc. (NASDAQ:NMS:ALDA) (“the Company”) announced today that it intends to commence a “Dutch auction” tender offer to acquire shares of its common stock.  The Company intends to spend up to $7.5 million to repurchase up to 496,688 shares of common stock, or up to 9.0% of the outstanding shares at a price per share not greater than $16.85 and not less than $15.10.  The tender offer is expected to commence on August 24, 2007 and to expire at 12:00 midnight, Eastern Time, on September 21, 2007, unless extended.

The maximum offer price will represent a premium of approximately $1.25 per share over the closing price on August 17, 2007, the trading day before the first announcement of the offer.  This represents a premium of approximately 8% to the average price at which Aldila was trading on the NASDAQ Global Market in the six month period preceding this announcement and a premium of approximately 6% to the average trading price for the one year period preceding this announcement.

This modified “Dutch auction” will allow shareholders to indicate how many of their shares and at what price within the $15.10 to $16.85 range the shareholders wish to tender.  Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to $7,500,000 worth of shares, (496,688 shares or a lesser amount depending on the number of shares properly tendered).  All shares accepted in the tender offer will be purchased at the same price.  The Company will not purchase shares below a price stipulated by a shareholder, and in some cases, may purchase shares at prices above a shareholder’s stipulated price.  Specific instructions and a complete explanation of the terms and conditions of the tender offer will be in the offer to purchase and related materials which will be mailed to shareholders of record promptly after commencement of the tender offer.

In conjunction with this announcement, the Company is terminating its existing stock buyback program, which it had established on July 28, 2006.  Under that program, the Company repurchased approximately 108,000 shares of the Company’s common stock in open market transactions

Although the Company’s Board of Directors has approved this tender offer, neither the Company’s Board of Directors nor its management is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares.  Stockholders are urged to evaluate carefully all information regarding the tender offer and consult their own investment and tax advisors before making their decision as to whether to tender their shares and, if so, how many shares to tender and at what price or prices to tender them.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock.  The solicitation of offers to buy the Company’s common stock and specific instructions will only be made pursuant to the offer to purchase and related materials to be sent to stockholders beginning promptly after the commencement of the tender offer.  Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer.  Once available, stockholders will be able to obtain copies of the offer to purchase and related materials filed by the Company as part of the statement on Schedule “TO” and other documents filed with the Securities Exchange Commission through the Commission’s internet address at http://www.sec.gov without charge when these documents become available.

ALDA shareholders should read the tender offer statement and other related documents when they become available because they will contain important information.  The tender offer statement and other filed documents will be available for free at the Securities Exchange Commission’s website and the tender offer statement will be provided at no cost by Aldila.  Stockholders are encouraged to contact MacKenzie Partners, Inc., the Company’s Information Agent, at telephone number 800-322-2885 (toll free) or 212-929-5500 (call collect) or by email at tenderoffer@mackenziepartners.com.  American Stock Transfer & Trust Company (“AST”) will act as the Company’s Depository.

About the Company -

Aldila is a leader among manufacturers of high performance graphite golf shafts used in clubs assembled and marketed throughout the world by major golf club companies, component distributors and custom clubmakers.  Aldila also manufactures composite prepreg material for its golf shaft business and external sales.

Forward-looking statements are necessarily subject to risks and uncertainties.  Our filings with the Securities and Exchange Commission present a detailed discussion of the principal risks and uncertainties related to our future operations, in particular our Annual Report on Form 10-K for the year ended December 31, 2006, under “Business Risks” in Part I, Item 1, and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in Part I, Item 7 of the Form 10-K, and reports on Form 10-Q and Form 8-K and can be obtained at www.sec.gov.

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